Filed Pursuant to Rule 433

Dated June 7, 2021

Registration No. 333-254191

1,000,000 SHARES OF

3.950% FIXED RATE RESET NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES M

Pricing Term Sheet

Issuer:	Capital One Financial Corporation

Security:	Shares of 3.950% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series M of the Issuer (the “Preferred Stock”)

Expected Security Ratings:*	Baa3 / BB / BB+ (Moody’s / S&P / Fitch)

Size:	$1,000,000,000 (1,000,000 shares of Preferred Stock)

Liquidation Preference:	$1,000 per share of Preferred Stock

Term:	Perpetual

Day Count:	30/360

Legal Format:	SEC-Registered

Trade Date:	June 7, 2021

Settlement Date:**	June 10, 2021 (T+3)

Public Offering Price:	$1,000 per share of Preferred Stock

Gross Proceeds:	$1,000,000,000

Underwriting Discount:	$10 per share of Preferred Stock

Net Proceeds (before expenses) to Issuer:	$990,000,000

First Reset Date:	September 1, 2026

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date.

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the beginning of such Reset Period.

Dividend Rate (Non-Cumulative):	At a rate per annum equal to (i) 3.950% from the Settlement Date to, but excluding, September 1, 2026; and (ii) for each Reset Period from, and including, September 1, 2026, the “five-year treasury rate” as defined in the preliminary prospectus supplement dated June 7, 2021, as of the most recent Reset Dividend Determination Date plus 3.157%

Dividend Payment Dates:	If declared, quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2021 (short first dividend period).

Optional Redemption:	The Issuer may, at its option, redeem the Preferred Stock (i) in whole or in part, on any dividend payment date on or after the First Reset Date or, (ii) in whole, but not in part, at any time within 90 days following a “regulatory capital treatment event,” as defined in the preliminary prospectus supplement dated June 7, 2021, in each case at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends. The holders of Preferred Stock will not have the right to require the Issuer to redeem or purchase their shares of Preferred Stock. Any redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval of the Federal Reserve and to the satisfaction of any conditions set forth in the capital regulations or guidelines of the Federal Reserve applicable to the redemption of the Preferred Stock.

Over-Allotment Option:	None.

Listing:	The Preferred Stock will not be listed on any securities exchange.

Joint Book-Running Managers:	Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Capital One Securities, Inc.

Co-Managers	Academy Securities, Inc., R. Seelaus & Co., LLC, Samuel A. Ramirez & Company, Inc. and Siebert Williams Shank & Co., LLC

CUSIP/ISIN for the Preferred Stock:	14040H CF0 / US14040HCF01

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the shares of Preferred Stock will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this pricing term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the shares of Preferred Stock will not be made on a T+2 basis, investors who wish to trade the shares of Preferred Stock before the second business day prior to the Settlement Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents Capital One Financial Corporation has filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Capital One Securities Inc. toll-free at 1-800-666-9174, Attn: Compliance.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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